April 24, 2012
Mr. Christian Windsor
Special Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Credit Acceptance Corporation
Form 10-K
Filed February 24, 2012
File No. 0-20202

Dear Mr. Windsor:

This letter is in response to the Staff’s April 17, 2012 comment letter to Credit Acceptance Corporation (the “Company”) with respect to the Company's above referenced filing.

Set forth below in bold is the comment from the comment letter followed by the Company’s response.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011

Failure to properly safeguard confidential consumer information could subject us to liability, decrease our profitability and damage our reputation, page 21

Our Operations are Dependent on Technology, page 21

1.
You disclose that your business is reliant upon technology systems and networks, including systems and networks managed by third parties, to process, transmit and store information and to conduct many of your business activities and transactions, including your core credit approval process. You also disclose that you maintain personal information of your loan customers and employees, which may expose you to liability and reputational risk if the information were to be lost or stolen. Furthermore, it is reported that the prevalence of cyber attacks, including denial of service attacks and attacks that have resulted in the loss of customer data, have increased. With a view towards disclosure, please tell us whether you have experienced any attacks, viruses, intrusions or similar problems in the past and management’s view of the impact of any such attacks on your operations, expenses and risks. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

In accordance with applicable disclosure requirements and consistent with the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 (“Topic 2”), the Company included the risk factors referenced above relating to safeguarding confidential information and operational dependence on technology systems and networks. While as described in these risk factors the Company believes that these items represent significant potential risks to the Company’s business, to date, the Company has not experienced any attacks, viruses, intrusions or similar problems that have materially affected the Company’s operations or caused the Company to incur material expenses. The Company will continue to monitor changes and developments with respect to these items and will provide additional disclosures, if appropriate, in a manner consistent with Topic 2 and other applicable requirements.

Acknowledgement:

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at (248) 353-2700 ext. 4575.

Sincerely,

/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation

cc:           Jessica Livingston, Division of Corporation Finance, U.S. Securities and Exchange Commission